Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

March 2025

Aegon Ltd.

Aegon Limited	Statutory seat	Principle place of business	Bermuda Registrar of Companies number: 202302830
An exempted company with liability	Canon’s Court	Aegonplein 50	(September 30, 2023)
limited by shares	22 Victoria Street	2591 TV	Dutch Chamber of Commerce number: 27076669
	Hamilton HM 12	The Hague	Aegon Limited is a non-resident company under the Dutch
www.aegon.com	Bermuda	The Netherlands	Act Non Residential Companies

Aegon’s press release, dated March 14, 2025 is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: March 14, 2025	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

March 14, 2025 Press release

Aegon launches community investment program in partnership with Bermuda Foundation

Aegon is excited to announce the launch of a community investment program to support the community of Bermuda, in line with our purpose of Helping people live their best lives. The new program has three components: education, financial and social empowerment, and a grant to the Bermuda Foundation. The program further strengthens our relationship with Bermuda that began twenty years ago when Transamerica Life Bermuda, an Aegon subsidiary, established its presence on Bermuda, and was deepened by the redomiciliation of Aegon’s legal seat to Bermuda in September 2023.

Lard Friese, CEO Aegon: “Our commitment to Bermuda goes beyond business; it’s about building lasting relationships and contributing to the growth and well-being of this vibrant community. We are excited to work together with partners that offer financial and social opportunities to help more people live their best lives.”

Education

Starting in the new academic year of 2025/2026, Aegon will support students pursuing careers within Bermuda’s local economy, in important industries like healthcare, the trades and technology sectors. The Aegon Live Your Best Life Scholarships aim to help close educational gaps for Bermudians who require financial support. Scholarships of up to $30,000 each per academic year will be available for professional and vocational training.

Financial and social empowerment

In addition, Aegon will provide grants to local nonprofit organizations that focus on financial literacy, social capabilities and resilience. This includes initiatives that promote financial education, encourage entrepreneurship and help people develop the skills they need to play an active role in Bermuda’s economy. Aegon will also support organizations addressing broader social inclusion by fostering community engagement, offering support services, and promoting safety nets.

Bermuda Foundation

Furthermore, Aegon will contribute to the Bermuda Foundation as an investment in the Foundation’s long-term sustainability, supporting them in achieving their mission. The Foundation was established 11 years ago to build a lasting endowment for the community, managing philanthropic funds directed to nonprofit organizations. In addition, the Bermuda Foundation will support Aegon with the administration of its community investment program.

Starting in 2025, the program will run for an initial term of three years.

Contacts

Media relations	Investor relations
Carolien van der Giessen	Yves Cormier
+31(0) 61 195 3367	+31(0) 70 344 8028
carolien.vandergiessen@aegon.com	yves.cormier@aegon.com

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint-ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

March 14, 2025 Press release

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

March 14, 2025 Press release

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

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Financial risks - Rapidly rising interest rates; Sustained low or negative interest rate levels; Disruptions in the global financial markets and general economic conditions; Elevated levels of inflation; Illiquidity of certain investment assets; Credit risk, declines in value and defaults in Aegon’s debt securities, private placements, mortgage loan portfolios and other instruments or the failure of certain counterparties; Decline in equity markets; Downturn in the real estate market; Default of a major financial market participant; Failure by reinsurers to which Aegon has ceded risk; Downgrade in Aegon’s credit ratings; Fluctuations in currency exchange rates; Unsuccessful management of derivatives; Subjective valuation of Aegon’s investments, allowances and impairments;

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Underwriting risks - Differences between actual claims experience/underwriting and reserve assumptions; Losses on products with guarantees due to volatile markets; Restrictions on underwriting criteria and the use of data; Unexpected return on offered financial and insurance products; Reinsurance may not be available, affordable, or adequate; Catastrophic events;

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Operational risks - Competitive factors; Difficulty in acquiring and integrating new businesses or divesting existing operations; Difficulties in distributing and marketing products through its current and future distribution channels; Slow to adapt to and leverage new technologies; Failure of data management and governance; Epidemics or pandemics; Unsuccessful in managing exposure to climate risk; Unidentified or unanticipated risk events; Aegon’s information technology systems may not be resilient against constantly evolving threats; Computer system failure or security breach; Breach of data privacy or security obligations; Inaccuracies in econometric, financial, or actuarial models, or differing interpretations of underlying methodologies; Inaccurate, incomplete or unsuccessful quantitative models, algorithms or calculations; Issues with third-party providers, including events such as bankruptcy, disruption of services, poor performance, non-performance, or standards of service level agreements not being upheld; Inability to attract and retain personnel;

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Political, regulatory, and supervisory risks - Requirement to increase technical provisions and/or hold higher amounts of regulatory capital as a result of changes in the regulatory environment or changes in rating agency analysis; Political or other instability in a country or geographic region; Changes in accounting standards; Inability of Aegon’s subsidiaries to pay dividends to Aegon Ltd.; Risks of application of intervention measures;

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Legal and compliance risks - Unfavorable outcomes of legal and arbitration proceedings and regulatory investigations and actions; Changes in government regulations in the jurisdictions in which Aegon operates; Increased attention to sustainability matters and evolving sustainability standards and requirements; Tax risks; Difficulty to effect service of process or to enforce judgments against Aegon in the United States; Inability to manage risks associated with the reform and replacement of benchmark rates; Inability to protect intellectual property;

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Risks relating to Aegon’s common shares - Volatility of Aegon’s share price; Offering of additional common shares in the future; Significant influence of Vereniging Aegon over Aegon’s corporate actions; Currency fluctuations; Influence of Perpetual Contingent Convertible Securities over the market price for Aegon’s common shares.

Additionally, Aegon provides some information in this report that is informed by various stakeholder expectations, non-US regulatory requirements, and third-party frameworks. Such information, whether provided here or in Aegon’s other disclosures (including website materials), is not necessarily material for SEC reporting purposes.

Even in instances where we use “material”, this should not in all instances be deemed to refer to materiality for purposes of our U.S. federal securities filings, as there are various definitions of materiality used by different stakeholders, including but not limited to a more expansive “double materiality” standard pursuant to the European Sustainability Reporting Standards that has informed much of our sustainability disclosure. Similarly, while we leverage various frameworks in our disclosures, we cannot guarantee, and language such as “align” or “follow” is not meant to imply, complete alignment with these requirements.

Even in instances where we use “material”, this should not in all instances be deemed to refer to materiality for purposes of our U.S. federal securities filings, as there are various definitions of materiality used by different stakeholders, including but not limited to a more expansive “double materiality” standard pursuant to the European Sustainability Reporting Standards that has informed much of our sustainability disclosure. Similarly, while we leverage various frameworks in our disclosures, we cannot guarantee, and language such as “align” or “follow” is not meant to imply, complete alignment with these requirements.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2023 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.